SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (310) 407-7505	E-MAIL ADDRESS twuchenich@stblaw.com

November 21, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Re: Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 5, each reflecting changes against Amendment No. 4 to the Registration Statement filed on October 20, 2011.

We are providing the following responses to your comment letter, dated October 28, 2011, regarding Amendment No. 4 to the Registration Statement (“Amendment No. 4”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 5. The responses and information described below are based upon information provided to us by the Company.

Summary Historical Financial Information and Other Data, page 14

1.

We note your inclusion of distributions declared per Class A and Class C unit. In order to provide context for your non-GAAP measure distributable earnings, please disclose the total distributions for your Class A and Class C unitholders, your OCGH unitholders, and the aggregate distributions for each period presented.

The Company respectfully informs the Staff that it disclosed in note (3) on page 16 of Amendment No. 4 the total distributions for its Class A and Class C unitholders, its OCGH unitholders, and the aggregate distributions for each period presented. This disclosure was added in response to comment number 3 of the Staff’s comment letter, dated October 13, 2011, regarding Amendment No. 3 to the Registration Statement; however, the disclosure was inadvertently not marked as new text in the marked copy of Amendment No. 4 that the Company provided the Staff. Please see page 17 of Amendment No. 5 for this disclosure.

2.	You indicate that ANI-OCG is a non-GAAP measure that you calculate to provide Class A unitholders with a measure that shows the portion of ANI attributable to their ownership. Please clarify why ANI-OCG is net of income taxes-OCG while ANI excludes the effect of income taxes.

Prior to May 25, 2007, OCG’s predecessor, Oaktree Capital Management, LLC (“OCM”), was treated as a partnership for U.S. federal income tax purposes, with the effects of its activities flowing through to the income tax returns of its members. Consequently, no provision for income taxes was made, except for non-U.S., city and local income taxes incurred directly by OCM. In connection with the May 2007 Restructuring, OCG was established as a publicly traded partnership that meets the qualifying income exception, allowing it to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation. Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc., two of the five Intermediate Holding Companies, which were established as wholly-owned subsidiaries of OCG, are subject to U.S. federal and state income taxes. The remainder of OCG’s income is generally not subject to corporate-level taxation. Please see the revised disclosure on page 90.

ANI is calculated before income taxes at the Oaktree Operating Group level, which is not subject to corporate taxation. Since a portion of the Class A unitholders’ ownership in the Oaktree Operating Group is subject to corporate-level taxes through Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc., in order to measure the effect that income taxes have on the Class A unitholders’ share of ANI, ANI-OCG is calculated at the OCG level net of: (1) income taxes that OCG or its Intermediate Holding Companies bear directly and (2) any Oaktree Operating Group income taxes attributable to OCG. Please see the disclosure on page 105 of Amendment No. 5.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown